EXHIBIT 99.1

PRESS RELEASE

CANADIAN NATURAL RESOURCES AND PRAIRIESKY ROYALTY
COMPLETE ROYALTY BUSINESS COMBINATION
CALGARY, ALBERTA – December 16, 2015 – FOR IMMEDIATE RELEASE

CALGARY, ALBERTA (December 16, 2015) Canadian Natural Resources Limited ("Canadian Natural") (TSX & NYSE:CNQ) and PrairieSky Royalty Ltd. ("PrairieSky") (TSX:PSK) are pleased to announce that they have completed the previously announced combination of their royalty businesses, unifying two of the largest fee simple mineral title and royalty positions in Western Canada (the "Transaction").

At closing, PrairieSky issued 44,444,444 common shares ("Common Shares") to Canadian Natural and certain of its wholly-owned affiliates as partial consideration for the sale of its royalty assets for investment purposes and for distribution to its shareholders (the "Share Consideration"). The Common Shares were issued pursuant to applicable exemptions from prospectus requirements and, as a result, the Common Shares are subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

Canadian Natural has agreed with PrairieSky to distribute to its shareholders, by no later than December 31, 2016, by way of a dividend or return of capital (subject to regulatory approval and securities and tax regulations) sufficient PrairieSky Common Shares so that Canadian Natural, after such distribution, owns, directly or indirectly, less than 10% of the issued and outstanding shares of PrairieSky (the "Share Distribution"). Canadian Natural's current intention is to distribute to its shareholders the majority of the Share Consideration at or near its next Annual and Special Meeting of Shareholders in May 2016, providing Canadian Natural shareholders with the opportunity to participate directly and indirectly in the combined royalty business of PrairieSky. Prior to the Share Distribution, Canadian Natural has agreed not to sell or otherwise dispose, or agree to sell or otherwise dispose, of the Common Shares comprising the Share Consideration, subject to certain exceptions.

To finance a portion of the purchase price in respect of the Transaction, PrairieSky completed a private placement of 26,976,000 subscription receipts (the "Subscription Receipts") on December 2, 2015 for gross proceeds of approximately $680 million. In connection with the closing of the Transaction, each holder of Subscription Receipts received one Common Share of PrairieSky for each Subscription Receipt held. PrairieSky obtained a receipt for a final short form prospectus qualifying the distribution of such Common Shares on December 9, 2015.  As a result, such Common Shares are not subject to a hold period under applicable Canadian securities laws.

Early Warning Notice of Insider in excess of 10%

As a result of the Transaction, Canadian Natural has ownership and control, directly and indirectly through its subsidiaries, of a total of 44,444,444 Common Shares of PrairieSky issued at a deemed price of $25.20 per share, representing 19.5% of PrairieSky's issued and outstanding Common Shares on an undiluted basis. Depending on market conditions and regulatory requirements and subject to certain agreements in connection with the Transaction, including with respect to the Share Distribution, Canadian Natural may from time to time increase or decrease its beneficial ownership, control or direction over any of PrairieSky's securities through market transactions, PrairieSky's dividend reinvestment and stock dividend plans, private agreements or otherwise. Canadian Natural also announces that it has filed the requisite Early Warning Report as a result of its acquisition of these shares of PrairieSky, a copy of which can be obtained on PrairieSky's SEDAR profile at www.sedar.com or by contacting Bruce McGrath at (403) 517-7345.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FORWARD LOOKING STATEMENTS & INFORMATION
This press release contains forward-looking information including, the portion of the Share Consideration or the number of PrairieSky Common Shares that will be distributed to Canadian Natural's shareholders and the timing of such Share Distribution; and the portion of the Share Consideration or the number of PrairieSky shares that will be retained by Canadian Natural following the Share Distribution.

The information in this press release could differ materially from those anticipated in the forward-looking statements as a result of the risk factors set forth in PrairieSky's annual information form for the year ended December 31, 2014, PrairieSky's notice of special meeting and information circular and proxy statement dated November 18, 2015, and PrairieSky's final short form prospectus dated December 9, 2015, each of which is available under PrairieSky's profile on SEDAR at www.sedar.com.

With respect to forward looking information contained in this press release, assumptions have been made regarding Canadian Natural's ability to distribute all or a portion of the Share Consideration to its shareholders, including its ability to obtain the necessary regulatory approvals and comply with applicable securities and tax regulations in connection with distributing all or a portion of the Share Consideration; with respect to market conditions, including market prices for crude oil, natural gas and natural gas liquids; and as to the payment of dividends by PrairieSky. You are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. PrairieSky and Canadian Natural give no assurance that any of the events anticipated will transpire or occur, or if any of them do, what benefits we will derive from them. The forward-looking information contained herein is expressly qualified by this cautionary statement. Except as required by law, PrairieSky and Canadian Natural do not assume any obligation to publicly update or revise any forward-looking information to reflect new events or circumstances.

FOR FURTHER INFORMATION PLEASE CONTACT:
CANADIAN NATURAL RESOURCES LIMITED 2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 Canada Phone: (403) 514-7777 ir@cnrl.com www.cnrl.com	PRAIRIESKY ROYALTY LTD. 1700, 350 – 7th Avenue S.W. Calgary, Alberta, T2P 3N9 Canada Phone: (587) 293-4000 Investor.relations@prairiesky.com www.prairiesky.com
Steve Laut President	Andrew Phillips President & Chief Executive Officer (587) 293-4005
Corey B. Bieber Chief Financial Officer and Senior Vice-President, Finance	Cameron Proctor Chief Operating Officer (587) 293-4006
Douglas A. Proll Executive Vice-President	Cristina Lopez Vice-President, Corporate Development (587) 293-4085